McKercher McKercher & Whitmore

BARRISTERS AND SOLICITORS

02055402

02 OCT 23 AM 9:30

82-3899

October 22, 2002

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Finance
450 - 5th Street N.W., Mail Stop 3-7
Washington, DC 20549

SUPPL

Dear Sir/Madam:

RE: International Road Dynamics Inc.

Please find enclosed the following documentation in respect of the above-referenced corporation which have also been filed with the required securities regulators in Canada:

1. Third Quarter Financial Statement for period ending August 31, 2002;

2. Confirmation of mailing third quarter financial statements;

3. BC Form 61.

If you require any additional information or clarification, please contact Gordon S. Wyant of this office.

Yours truly,

McKERCHER McKERCHER & WHITMORE

Per: [signature]
Mike T. Petrescue

MTP/cck

Enclosures: As Listed Above

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

dlw 10/29

Please reply to Saskatoon Office:
374 - 3rd Avenue South
Saskatoon, SK ... SECURITIES-JULY02.wpd
Telephone (306)653-2000 Fax (306)244-7335

Regina Office:
Eleventh Floor, Canada Trust Tower, 1100 - 1801 Hamilton Street
Regina, SK, Canada S4P 4B4
Telephone (306)352-7661 Fax (306)781-7113

Our Ref.

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

August 31, 2002, with comparative figures for November 30, 2001

"Unaudited"

	August 31 2002	November 30 2001
Assets		
Current assets:		
Cash	$ 612,407	$ 395,657
Accounts receivable	12,409,620	12,376,268
Inventory	1,838,143	1,682,386
Investment tax credits recoverable	2,514,000	2,114,000
Prepaid expenses and deposits	155,462	263,882
	17,529,632	16,832,193
Deferred project costs	314,950	458,766
Capital assets	3,802,812	2,424,623
Intangible assets	364,560	417,732
	$ 22,011,954	$ 20,133,314
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,509,107	$ 2,304,602
Accounts payable and accrued liabilities	1,624,680	2,608,315
Deferred revenue	458,000	497,000
Future income taxes	2,922,000	2,129,500
Current portion of long-term debt	210,000	200,000
	7,723,787	7,739,417
Long-term debt - net	1,200,162	539,629
Deferred revenue	511,365	577,886
Future income taxes	137,000	137,000
	9,572,314	8,993,932
Shareholders' Equity:		
Share capital	11,415,882	11,114,860
Retained earnings	1,023,758	24,522
	12,439,640	11,139,382
	$ 22,011,954	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Interim Statement of Earnings and Deficit

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2002	2001	2002	2001
Sales	$ 7,766,669	$ 7,603,377	$ 21,617,256	$ 20,446,988
Cost of sales	5,138,580	4,854,856	13,788,606	13,170,447
	2,628,089	2,748,521	7,828,650	7,276,541
Administrative and marketing expenses	1,630,710	1,482,441	4,736,844	3,945,506
Operating earnings	997,379	1,266,080	3,091,806	3,331,035
Research and development	302,264	230,869	728,351	695,752
Earnings before undernoted items	695,115	1,035,211	2,363,455	2,635,283
Other expenses (income)				
Amortization	168,938	127,740	473,634	383,220
Interest on short-term debt	49,676	70,524	125,267	148,608
Interest on long-term debt	15,759	17,834	41,044	58,448
Investment tax credits recovered	0	(300,000)	0	(500,000)
Interest and other income	(1,902)	(45,037)	(69,586)	(107,397)
	232,471	(128,939)	570,359	(17,121)
Net earnings for the period before income taxes	462,644	1,164,150	1,793,096	2,652,404
Provision for income taxes	202,500	497,000	792,500	1,138,000
Net earnings for the period after income taxes	260,144	667,150	1,000,596	1,514,404
Retained earnings (deficit), beginning of period	763,614	(1,122,972)	24,522	(1,944,948)
Shares repurchased in excess of book value	-	-	(1,360)	(25,278)
Retained earnings (deficit), end of period	$ 1,023,758	$ (455,822)	$ 1,023,758	$ (455,822)
Earnings per share - basic	$ 0.02	$ 0.05	$ 0.08	$ 0.12
- diluted	$ 0.02	$ 0.05	$ 0.07	$ 0.11

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Interim Statement of Cash Flows

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net earnings	$ 260,144	$ 667,150	$ 1,000,596	$ 1,514,404
Items not involving cash:				
Amortization	168,938	127,740	473,634	383,220
Deferred project costs amortized	47,972	43,817	143,816	131,052
Issue of common shares for expenses	13,448	24,639	44,139	84,509
Provision for future income taxes	202,500	497,000	792,500	1,138,000
Change in non-cash working capital:				
Accounts receivable	384,819	(2,138,772)	(33,352)	(2,113,758)
Investment tax credits recoverable	(155,000)	(375,000)	(400,000)	(700,000)
Inventory	(30,913)	187,930	(155,757)	(333,507)
Prepaid expenses and deposits	180,154	41,242	108,420	(25,078)
Accounts payable and accrued liabilities	(880,278)	(636,124)	(983,635)	(247,806)
Deferred revenue	49,044	150,688	(105,521)	70,018
	240,828	(1,409,690)	884,840	(98,946)
Financing:				
Net short-term loans	(307,330)	1,058,446	204,505	1,249,568
Issuance (repayment) of long-term debt	777,784	(35,644)	670,533	(247,099)
Issue share capital	55,814	57,910	261,980	93,509
	526,268	1,080,712	1,137,018	1,095,978
Investing:				
Additions to land and buildings	(408,177)	-	(1,171,450)	-
Additions to capital equipment	(125,104)	(190,065)	(626,373)	(614,521)
Additions to intangible assets	-	(12,824)	(828)	(29,819)
Repurchase share capital	-	-	(6,457)	(324,391)
	(533,281)	(202,889)	(1,805,108)	(968,731)
Increase (decrease) in cash	233,815	(531,867)	216,750	28,301
Cash, beginning of period	378,592	698,206	395,657	138,038
Cash, end of period	$ 612,407	$ 166,339	$ 612,407	$ 166,339
Supplemental cash flow disclosure:				
Interest paid	$ 66,065	$ 87,083	$ 161,440	$ 203,728

INTERNATIONAL ROAD DYNAMICS INC.
Notes to Consolidated Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2002
"Unaudited"

1. **Significant accounting policies**

These consolidated interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Long-term debt**

	August 31 2002	November 30 2001
Royal Bank mortgage:		
Mortgage repayable in monthy installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	$ -	$ 501,797
Mortgage repayable in monthy installments of $11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building.	1,306,919	-
Royal Bank computer loan:		
Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	-	31,430
Saskatchewan Opportunities Corporation:		
Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement.	51,431	128,732
Ford Credit:		
Loans repayable in monthly installments of $8,880 including interest at a fixed rate of 3.9%. Secured by a specific charge on certain automotive equipment.	34,550	55,557
Chrysler Financial Company LLC:		
Loan repayable in monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	17,262	22,113
	1,410,162	739,629
Less current portion	210,000	200,000
	$ 1,200,162	$ 539,629

The following represents the expected aggregate principal payments over the next five years:

2003	$ 210,000
2004	65,000
2005	55,000
2006	60,000
2007	65,000
Thereafter	955,162
	1,410,162

3. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	33,096	44,139
Shares issued for employee stock options exercised	403,967	261,980
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,292,809	11,415,882

There are currently 1,803,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

October 18, 2002

Saskatchewan Securities Commission
800 - 1900 Broad Street
Regina, Saskatchewan
S4P 3V7

Dear Sir/Madam:

Re: International Road Dynamics Inc. (the "Company")
Third Quarter Report for Period Ending August 31, 2002

We confirm that the third quarter report of the Company was sent by first class mail on October 17, 2002, to all of the registered members of the Company.

Yours truly,

International Road Dynamics Inc.

Per: "Gordon S. Wyant" (signed)

Gordon S. Wyant
Secretary

cc: BC Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange
U.S. Securities and Exchange Commission

I:\GSW\IRD\Sedar\FS3Q02\ConfMail.wpd

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS:

NAME OF ISSUER INTERNATIONAL ROAD DYNAMICS INC.

ISSUER ADDRESS 702 - 43rd Street East
Saskatoon, Saskatchewan
S7K 3T9

ISSUER TELEPHONE NUMBER (306) 653 – 6600 FAX NUMBER (306) 242-5599

CONTACT NAME Lorne D. Green CONTACT POSITION Vice President, Finance

CONTACT: TELEPHONE NO (306) 653 – 6600 EMAIL ADDRESS lorne.green@irdinc.com

WEB SITE ADDRESS www.irdinc.com

FOR QUARTER ENDED August 31, 2002

DATE OF REPORT 02/09/20
YY/MM/DD

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Terry Bergan	Terry Bergan	02/09/20
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)
Sharon Parker	Sharon Parker	02/09/20
NAME OF DIRECTOR	SIGNED (TYPED)	DATE SIGNED (YY/MM/DD)

BC FORM 51-901F
(previously Form 61)

SCHEDULE A: FINANCIAL STATEMENTS

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Balance Sheet

August 31, 2002, with comparative figures for November 30, 2001

"Unaudited"

	August 31 2002	November 30 2001
Assets		
Current assets:		
Cash	$ 612,407	$ 395,657
Accounts receivable	12,409,620	12,376,268
Inventory	1,838,143	1,682,386
Investment tax credits recoverable	2,514,000	2,114,000
Prepaid expenses and deposits	155,462	263,882
	17,529,632	16,832,193
Deferred project costs	314,950	458,766
Capital assets	3,802,812	2,424,623
Intangible assets	364,560	417,732
	$ 22,011,954	$ 20,133,314
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term loans	$ 2,509,107	$ 2,304,602
Accounts payable and accrued liabilities	1,624,680	2,608,315
Deferred revenue	458,000	497,000
Future income taxes	2,922,000	2,129,500
Current portion of long-term debt	210,000	200,000
	7,723,787	7,739,417
Long-term debt - net	1,200,162	539,629
Deferred revenue	511,365	577,886

Future income taxes	137,000	137,000
	9,572,314	8,993,932
Shareholders' Equity:		
Share capital	11,415,882	11,114,860
Retained earnings	1,023,758	24,522
	12,439,640	11,139,382
	$ 22,011,954	$ 20,133,314

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Interim Statement of Earnings and Deficit

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2002	2001	2002	2001
Sales	$ 7,766,669	$ 7,603,377	$ 21,617,256	$ 20,446,988
Cost of sales	5,138,580	4,854,856	13,788,606	13,170,447
	2,628,089	2,748,521	7,828,650	7,276,541
Administrative and marketing expenses	1,630,710	1,482,441	4,736,844	3,945,506
Operating earnings	997,379	1,266,080	3,091,806	3,331,035
Research and development	302,264	230,869	728,351	695,752
Earnings before undernoted items	695,115	1,035,211	2,363,455	2,635,283
Other expenses (income)				
Amortization	168,938	127,740	473,634	383,220
Interest on short-term debt	49,676	70,524	125,267	148,608
Interest on long-term debt	15,759	17,834	41,044	58,448
Investment tax credits recovered	0	(300,000)	0	(500,000)
Interest and other income	(1,902)	(45,037)	(69,586)	(107,397)
	232,471	(128,939)	570,359	(17,121)
Net earnings for the period before income taxes	462,644	1,164,150	1,793,096	2,652,404
Provision for income taxes	202,500	497,000	792,500	1,138,000

Net earnings for the period after income taxes	260,144	667,150	1,000,596	1,514,404
Retained earnings (deficit), beginning of period	763,614	(1,122,972)	24,522	(1,944,948)
Shares repurchased in excess of book value	-	-	(1,360)	(25,278)
Retained earnings (deficit), end of period	$ 1,023,758	$ (455,822)	$ 1,023,758	$ (455,822)
Earnings per share - basic	$ 0.02	$ 0.05	$ 0.08	$ 0.12
- diluted	$ 0.02	$ 0.05	$ 0.07	$ 0.11

INTERNATIONAL ROAD DYNAMICS INC.

Consolidated Interim Statement of Cash Flows

"Unaudited"

	Three months ended August 31		Nine months ended August 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net earnings	$ 260,144	$ 667,150	$ 1,000,596	$ 1,514,404
Items not involving cash:				
Amortization	168,938	127,740	473,634	383,220
Deferred project costs amortized	47,972	43,817	143,816	131,052
Issue of common shares for expenses	13,448	24,639	44,139	84,509
Provision for future income taxes	202,500	497,000	792,500	1,138,000
Change in non-cash working capital:				
Accounts receivable	384,819	(2,138,772)	(33,352)	(2,113,758)
Investment tax credits recoverable	(155,000)	(375,000)	(400,000)	(700,000)
Inventory	(30,913)	187,930	(155,757)	(333,507)
Prepaid expenses and deposits	180,154	41,242	108,420	(25,078)
Accounts payable and accrued liabilities	(880,278)	(636,124)	(983,635)	(247,806)
Deferred revenue	49,044	150,688	(105,521)	70,018
	240,828	(1,409,690)	884,840	(98,946)
Financing:				
Net short-term loans	(307,330)	1,058,446	204,505	1,249,568
Issuance (repayment) of long-term debt	777,784	(35,644)	670,533	(247,099)
Issue share capital	55,814	57,910	261,980	93,509
	526,268	1,080,712	1,137,018	1,095,978
Investing:				

Additions to land and buildings	(408,177)	-	(1,171,450)	-
Additions to capital equipment	(125,104)	(190,065)	(626,373)	(614,521)
Additions to intangible assets	-	(12,824)	(828)	(29,819)
Repurchase share capital	-	-	(6,457)	(324,391)
	(533,281)	(202,889)	(1,805,108)	(968,731)
Increase (decrease) in cash	233,815	(531,867)	216,750	28,301
Cash, beginning of period	378,592	698,206	395,657	138,038
Cash, end of period	$ 612,407	$ 166,339	$ 612,407	$ 166,339
Supplemental cash flow disclosure:				
Interest paid	$ 66,065	$ 87,083	$ 161,440	$ 203,728

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2002
"Unaudited"

1. **Significant accounting policies**

These consolidated interim financial statements are based on the same accounting policies as, and should be read in conjunction with the most recent audited annual financial statements as of November 30, 2001.

2. **Long-term debt**

	August 31 2002	November 30 2001
Royal Bank mortgage:		
Mortgage repayable in monthly installments of $5,461 including interest at a fixed rate of 7.31%. Secured by first charge on the building.	$ -	$ 501,797
Mortgage repayable in monthly installments of $11,381 including interest at a fixed rate of 6.733%. Secured by first charge on the building.	1,306,919	-
Royal Bank computer loan:		
Term loan repayable in monthly installments of $4,025 including interest at bank prime. Secured by a general security agreement.	-	31,430
Saskatchewan Opportunities Corporation:		
Term loan repayable in monthly installments of $8,333 plus interest at a fixed rate of 9.75%. Secured by a general security agreement.	51,431	128,732
Ford Credit:		
Loans repayable in monthly installments of $8,880 including interest at a fixed rate of 3.9%. Secured by a specific charge on certain automotive equipment.	34,550	55,557
Chrysler Financial Company LLC:		

Loan repayable in monthly installments of $800 including interest at a fixed rate of 10%. Secured by specific charge on certain automotive equipment.	17,262	22,113
	1,410,162	739,629
Less current portion	210,000	200,000
	$ 1,200,162	$ 539,629

The following represents the expected aggregate principal payments over the next five years:

2003	$ 210,000
2004	65,000
2005	55,000
2006	60,000
2007	65,000
Thereafter	955,162
	1,410,162

INTERNATIONAL ROAD DYNAMICS INC.

Notes to Consolidated Interim Consolidated Financial Statements
For the Nine Months Ended August 31, 2002
"Unaudited"

3. **Share capital:**

	Number of shares	$ amount
Balance, November 30, 2001	12,861,646	11,114,860
Shares issued in exchange for expenses	33,096	44,139
Shares issued for employee stock options exercised	403,967	261,980
Shares repurchased and returned to treasury	(5,900)	(5,097)
	13,292,809	11,415,882

There are currently 1,803,600 stock options outstanding; each of which may be exercised to purchase one common share of the Company at prices ranging from $0.60 to $2.75 per share.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of operating costs:

International Road Dynamics Inc.
Schedule of Expenses
For the Nine Months Ended August 31, 2002

	Nine Months Ended	Three Months Ended
	August 31	
Cost of Goods Sold		

Materials	$ 6,330,500	$ 1,884,764
Labour - ESS	3,412,036	1,188,282
Subcontract	1,941,694	1,319,164
Travel	1,367,842	478,306
Freight And Customs	554,666	206,387
Royalties	11,944	3,849
Bonding Prems & Other Expenses	26,108	9,856
Amortized Project Costs	143,816	47,972
	13,788,606	5,138,580

Administrative and Marketing Expenses

Salaries And Benefits	$ 1,885,428	$ 659,567
Travel	492,724	164,643
Telephone And Utilities	405,644	140,070
Advertising and Promotion	324,810	96,245
Medical Insurance	257,339	105,300
General Office	241,714	71,141
Rent And Maintenance	204,096	80,724
Insurance - Property, Liability	208,307	88,293
Public Co. Relations & Fees	129,237	31,063
Professional Fees	158,144	61,896
Directors Fees And Travel	66,950	21,811
Agents Commissions	67,376	29,683
Training And Quality Assurance	40,904	13,063
Warranty	254,171	67,211
	4,736,844	1,630,710

2. All transactions during the period were at arm's length.

3. (a) Summary of securities issued during the period:

Common shares issued:

To directors for fees:

Date	Shares	Price	Proceeds
August 27, 2002	8,826	$1.58	$ 13,923

For cash consideration on exercise of employee stock options:

Date	Shares	Price	Proceeds
June 3, 2002	38,000	$0.60	$ 22,800
June 7, 2002	4,500	$0.60	$ 2,700

June 21, 2002	3,500	$0.60	$ 2,100
July 18, 2002	2,000	$0.60	$ 1,200
August 6, 2002	16,000	$0.60	$ 9,600
August 6, 2002	1,500	$0.91	$ 1,365
August 14, 2002	500	$0.60	$ 300
August 16, 2002	2,000	$0.60	$ 1,200
August 27, 2002	22,000	$0.60	$ 13,200
August 27, 2002	1,500	$0.91	$ 1,365

(b) Summary of options granted during the period:

Date	Name	Number	Price	Expiry Date
June 30, 2002	Brian Classen	20,000	$1.45	June 30, 2005
June 30, 2002	Richard Stokes	20,000	$1.45	June 30, 2005

4. (a) the following share capital was authorized:

Unlimited number of common voting shares.

(b) the following share capital was issued and outstanding:

13,292,809 common shares.

(c) the following employee incentive options were outstanding:

Number of Shares Optioned	Exercise Price Per Share	Expiry Date
378,100	$0.60	November 30, 2002
20,000	$0.60	November 30, 2003
8,000	$0.75	November 30, 2003
40,000	$0.76	March 20, 2003
116,000	$0.91	November 30, 2003
15,000	$1.00	November 30, 2003
10,000	$1.10	November 30, 2002
90,000	$1.10	November 30, 2003
17,000	$1.10	May 31, 2004
159,000	$1.18	February 28, 2004
100,000	$1.25	November 30, 2002
63,500	$1.36	November 30, 2004
40,000	$1.45	June 30, 2005
205,000	$1.50	November 30, 2002
322,000	$1.56	November 30, 2004
20,000	$1.60	June 30, 2005
15,000	$2.15	November 30, 2002
85,000	$2.33	November 30, 2002
100,000	$2.75	November 30, 2002

(d) as at August 31, 2002 there were no common shares held in Escrow.

5. the following individuals are directors of the Company:

Dr. A.T. Bergan	Terry Bergan
Sharon Parker	Janice MacKinnon
Jim Aronitz	Harvey Alton
Ray Harris	Mike Walton

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Sales for the quarter were $7.77 million, compared to $7.60 million in last year's third quarter. For the first nine months of fiscal 2002 sales were $21.62 million compared to sales in the first nine months of 2001 of $20.45 million. Gross margin in the third quarter declined to 33.8% of sales compared to 37.7% in the second quarter of this year and 36.1% in the third quarter of last year. Gross margin for the nine months ended August 31, 2002 were 36.2% compared to 35.6% for the first nine months of 2001.

The decrease in gross margin for the quarter is due to a change in sales mix. An increase in sales of lower-margin OEM products and subcontracted services and lower sales of IRD proprietary products and software engineering services contributed to the margin decrease. For the third quarter, sales of IRD manufactured products and IRD engineering and software services combined represented 41.9% of total revenues compared to 66% in the second quarter and 51.9% in the third quarter of last year. For the year to date, IRD manufactured products and IRD engineering services and software sales combined represented 53.8% of total revenues compared to 51.7% of revenues for the first nine months of 2001. In the third quarter OEM products and subcontracted services accounted for 28.4% of revenues compared to 10.4% in the second quarter and 28.1% in the third quarter of last year. OEM products and subcontracted services accounted for 19.2% of total revenues to date in 2002 compared to 28% of revenues for the first nine months of 2002. Service revenues have increased in 2002 as a result of new contracts in Oklahoma and California and this has also contributed to the overall increase in year-to-date gross margin.

Following is breakdown of IRD's sales by geographic segment:

	Three Months Ended May 31		Nine Months Ended May 31	
Canada	656,121	196,109	1,474,805	684,395
United States	6,717,073	7,305,248	17,697,888	18,963,077
Offshore	393,475	102,019	2,444,563	799,516
	7,766,669	7,603,377	21,617,256	20,446,988

Administrative and marketing expenses were $1,630,710 in the third quarter compared to $1,680,849 in the second quarter of 2002 and compared to $1,482,441 in the third quarter of 2001. For the nine months ended August 31, 2002 administrative and marketing expenses were $4,736,844 compared to $3,945,506 for the first nine months of 2001. The increase in these overhead expenses this year is the result of efforts to expand sales into new market segments

Research and development expenditures were $302,264 in the third quarter compared to $255,316 in the second quarter and $230,869 in the third quarter of 2001. For the first nine months of the year research and development expenditures were $728,351 compared to $695,752 for the first nine months of 2001. The Company has increased research and development spending this year in order to ensure it has advanced products available in 2003 to meet market opportunities. In the third quarter the Company was able to utilize more engineering resources for research and development due to a temporary reduction of demand from the operations part of the business.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $695,115 in the quarter and $2,363,455 in the first nine months of the year compared to $1,035,211 and $2,635283 in the comparable quarter and nine-month periods last year.

Amortization charges grew in the third quarter to $168,938 from $127,740 in the third quarter of last year and to $473,634 for the first nine months compared to $383,220 for the first nine months of last year. This is the result of additions that have been made in the past year to the fleet of service vehicles, computer equipment, as well as the expansion of the building and furniture added in the building expansion.

Interest charges incurred by the Company on its credit facilities in the third quarter were $49,676 compared to $41,760 in the second quarter and $70,524 in the third quarter of last year. For the first nine months of this year interest on the credit facilities was $125,267 compared to $148,608 for the first nine months of 2001. Lower market interest rates were offset in 2002 by higher use of the facility, partly to fund construction costs of the building expansion. In July the Company drew down $825,126 in new mortgage financing for the building expansion. This increases the building mortgage to $1,295,000. The new mortgage term is five years and payments are being amortized over fifteen years.

Net income before income taxes for the third quarter and first nine months of fiscal 2001 included the recognition of research and development tax credits earned in prior years of $300,000 and $500,000 respectively. Investment tax credits earned in 2001 and 2002 have been netted against total research and development costs expensed in the period.

The Company has recorded an income tax provision in the third quarter of 2002 in the amount of $202,500 and for the first nine months of $792,500. In the third quarter of 2001 the Company recognized a previously unrecorded research and development investment tax credit of $300,000 which in turn is added to taxable income. As a result the income tax provision for the third quarter of 2001 was higher at $497,000 and the income tax provision for the nine months ended August 31, 2001 was $1,138,000.

Net earnings for the third quarter were $260,144 or $0.02 per share compared to $402,631 or $0.03 per share in the second quarter and $667,150 or $0.05 per share for the third quarter of last year. For the first nine months net earnings were $1,000,596 or $.08 per common share ($0.07 diluted) compared to $1,514,404 or $0.12 per share ($0.11 diluted) for the first nine months of last year.

Cash flow from operations, after adjustment for changes in working capital items, for the third quarter of 2002 was $240,828 and for the nine months ended August 31, 2002 was $884,840. By comparison, in the third quarter of 2001 a large increase in accounts receivable related primarily to one large project, reversed a positive cashflow trend and resulted in a net cash use by operations of $98,946.

To date this year the Company has invested $1,171,450 in an expansion of its head office facility in Saskatoon to accommodate increased engineering and operations staff. Capital expenditures on furniture for the building expansion, computer hardware and software for operations, and the fleet of service vehicles were $626,373 compared to $614,521 for the first nine months of 2001.

In addition to the mortgage financing mentioned earlier, a total of $261,980 in new funding has been raised as a result of the exercise of 403,967 employee stock options.

IRD's balance sheet remained strong at the end of the quarter. Working capital increased to $9.8 million at the end of the quarter compared to $9 million at the end of the last fiscal year end. Net long-term debt and deferred revenue increased by $594,012 in the year to date and shareholders' equity increased by $1,300,258 during the same period. The Company has re-purchased for cancellation 5,900 shares through the first nine months of fiscal 2002 at a cost of $6,473 under its approved issuer bid.

International Road Dynamics Inc.

Third Quarter 2002 Management's Discussion and Analysis

Sales for the quarter were $7.77 million, compared to $7.60 million in last year's third quarter. For the first nine months of fiscal 2002 sales were $21.62 million compared to sales in the first nine months of 2001 of $20.45 million. Gross margin in the third quarter declined to 33.8% of sales compared to 37.7% in the second quarter of this year and 36.1% in the third quarter of last year. Gross margin for the nine months ended August 31, 2002 were 36.2% compared to 35.6% for the first nine months of 2001.

The decrease in gross margin for the quarter is due to a change in sales mix. An increase in sales of lower-margin OEM products and subcontracted services and lower sales of IRD proprietary products and software engineering services contributed to the margin decrease. For the third quarter, sales of IRD manufactured products and IRD engineering and software services combined represented 41.9% of total revenues compared to 66% in the second quarter and 51.9% in the third quarter of last year. For the year to date, IRD manufactured products and IRD engineering services and software sales combined represented 53.8% of total revenues compared to 51.7% of revenues for the first nine months of 2001. In the third quarter OEM products and subcontracted services accounted for 28.4% of revenues compared to 10.4% in the second quarter and 28.1% in the third quarter of last year. OEM products and subcontracted services accounted for 19.2% of total revenues to date in 2002 compared to 28% of revenues for the first nine months of 2002. Service revenues have increased in 2002 as a result of new contracts in Oklahoma and California and this has also contributed to the overall increase in year-to-date gross margin.

Following is breakdown of IRD's sales by geographic segment:

	Three Months Ended May 31		Nine Months Ended May 31	
Canada	656,121	196,109	1,474,805	684,395
United States	6,717,073	7,305,248	17,697,888	18,963,077
Offshore	393,475	102,019	2,444,563	799,516
	7,766,669	7,603,377	21,617,256	20,446,988

Administrative and marketing expenses were $1,630,710 in the third quarter compared to $1,680,849 in the second quarter of 2002 and compared to $1,482,441 in the third quarter of 2001. For the nine months ended August 31, 2002 administrative and marketing expenses were $4,736,844 compared to $3,945,506 for the first nine months of 2001. The increase in overhead expenses this year is primarily the result of efforts to expand sales into new market segments.

Research and development expenditures were $302,264 in the third quarter compared to $255,316 in the second quarter and $230,869 in the third quarter of 2001. For the first nine months of the year research and development expenditures were $728,351 compared to $695,752 for the first nine months of 2001. The Company has increased research and development spending this year in order to ensure it has advanced products available in 2003 to meet market opportunities. In the third quarter the Company was able to utilize more engineering resources for research and development due to a reduction of demand from the operations part of the business.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $695,115 in the quarter and $2,363,455 in the first nine months of the year compared to $1,035,211 and $2,635283 in the comparable quarter and nine-month periods last year.

Amortization charges grew in the third quarter to $168,938 from $127,740 in the third quarter of last year and to $473,634 for the first nine months compared to $383,220 for the first nine months of last year. This is the result of additions that have been made in the past year to the fleet of service vehicles, computer equipment, as well as the expansion of the building and furniture added in the building expansion.

Interest charges incurred by the Company on its credit facilities in the third quarter were $49,676 compared to $41,760 in the second quarter and $70,524 in the third quarter of last year. For the first nine months of this year interest on the credit facilities was $125,267 compared to $148,608 for the first nine months of 2001. Lower market interest rates were offset in 2002 by higher use of the facility, partly to fund construction costs of the building expansion. In July the Company drew down $825,126 in new mortgage

financing for the building expansion. This increases the building mortgage to $1,295,000. The new mortgage term is five years and payments are being amortized over fifteen years.

Net income before income taxes for the third quarter and first nine months of fiscal 2001 included the recognition of research and development tax credits earned in prior years of $300,000 and $500,000 respectively. Investment tax credits earned in 2001 and 2002 have been netted against total research and development costs expensed in the period.

The Company has recorded an income tax provision in the third quarter of 2002 in the amount of $202,500 and for the first nine months of $792,500. In the third quarter of 2001 the Company recognized a previously unrecorded research and development investment tax credit of $300,000 which in turn is added to taxable income. As a result the income tax provision for the third quarter of 2001 was higher at $497,000 and the income tax provision for the nine months ended August 31, 2001 was $1,138,000.

Net earnings for the third quarter were $260,144 or $0.02 per share compared to $402,631 or $0.03 per share in the second quarter and $667,150 or $0.05 per share for the third quarter of last year. For the first nine months net earnings were $1,000,596 or $.08 per common share ($0.07 diluted) compared to $1,514,404 or $0.12 per share ($0.11 diluted) for the first nine months of last year.

Cash flow from operations, after adjustment for changes in working capital items, for the third quarter of 2002 was $240,828 and for the nine months ended August 31, 2002 was $884,840. By comparison, in the third quarter of 2001 a large increase in accounts receivable related primarily to one large project, reversed a positive cashflow trend and resulted in a net cash use by operations of $98,946.

To date this year the Company has invested $1,171,450 in an expansion of its head office facility in Saskatoon to accommodate increased engineering and operations staff. Capital expenditures on furniture for the building expansion, computer hardware and software for operations, and the fleet of service vehicles were $626,373 compared to $614,521 for the first nine months of 2001. In addition to the mortgage financing mentioned earlier, a total of $261,980 in new funding has been raised as a result of the

exercise of 403,967 employee stock options. The Company has re-purchased for cancellation 5,900 shares through the first nine months of fiscal 2002 at a cost of $6,473 under its approved issuer bid.

IRD's balance sheet remained strong at the end of the quarter. Working capital increased to $9.8 million at the end of the quarter compared to $9 million at the end of the last fiscal year end. The ratio of current assets to current liabilities has increased to 2.27 at the end of the quarter from 2.17 at the end of the last fiscal year. In addition the Company has over $2.5 million available on lines of credit.

Net long-term debt and deferred revenue increased by $594,012 in the year to date and shareholders' equity increased by $1,300,258 during the same period. With the addition of the long-term financing for the building addition the debt to equity ratio remained a healthy .32.

September 20, 2002